As filed with the Securities and Exchange Commission on April 7, 2005

Registration No. 333-122645

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

Form S-3

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

JMAR TECHNOLOGIES, INC.

(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	3559 (Primary Standard Industrial Classification Code Number)	68-0131180 (I.R.S. Employer Identification Number)

5800 Armada Drive
Carlsbad, CA 92008
(760) 602-3292

(Address including zip code and telephone number, including area code of Registrant’s principal executive offices and principal place of business)

Joseph G. Martinez, Esq.
Senior Vice President & General Counsel
5800 Armada Drive
Carlsbad, CA 92008
(760) 602-3292

(Name, address, including zip code and telephone number, including area code, of agent for service)

__________________

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☑

If this Form is being filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

Calculation of Registration Fee

		Proposed	Proposed
	Amount to be	Maximum Per Share	Maximum Aggregate	Amount of
Title of Each Class of Securities to be Registered	Registered (1)	Offering Price (2)	Offering Price(2)	Registered Fee (3)
Common Stock, par value $0.01 per share (4)	5,471,319	$1.38	$7,550,420	$888.68

(1) Includes 1,671,964 shares of Common Stock issuable upon exercise of outstanding Warrants. Pursuant to Rule 416 under the Securities Act of 1933, this registration statement shall be deemed to cover any additional securities issuable pursuant to provisions of the Warrants from stock splits dividends, recapitalizations and similar transactions.

(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933. The proposed maximum offering price per share is based on the average of the high and low prices for the Common Stock on February 3, 2005 as reported by the NASDAQ Stock Market.

(3) Amount calculated pursuant to Section 6(b) under the Securities Act. Previously Paid.

(4) Each share of Common Stock $0.0.1 par value per share, includes a right to purchase one one-thousands of a share of Junior Participating Preferred Stock pursuant to the Registrant’s Shareholder Rights Plan.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREUNDER BECOME EFFECTIVE IN A ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PROSPECTUS

JMAR TECHNOLOGIES, INC.

5,471,319 Shares
COMMON STOCK

     This Prospectus covers 5,471,319 shares (the “Shares”) of Common Stock of JMAR Technologies, Inc., a Delaware corporation (“JMAR” or “Company”) that may be offered by the selling stockholders included herein (“Selling Stockholders”), from time to time in transactions on the open market, in negotiated transactions, or otherwise at fixed prices or prices that may be changed, at market prices prevailing at the time of the sale, at prices related to market prices prevailing at the time of the sale, or at negotiated prices. The shares include 1,671,964 shares of Common Stock that are issuable upon exercise of Warrants (“Warrants”) held by the Selling Stockholders.

     The Shares and the Warrants were originally issued to the Selling Stockholders in separate private placement transactions exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof. We agreed with the Selling Stockholders to register for resale the Shares and the shares of Common Stock issuable upon exercise of the Warrants, and also to bear the expenses of the registration of the shares.

     We are not offering any shares under this Prospectus and will not receive any of the proceeds from the sale of these shares.

     Our Common Stock is traded on the Nasdaq SmallCap Market under the symbol “JMAR.” On March 31, 2005, the closing price for the Common Stock as reported on the Nasdaq Stock Market was $1.40 per share.

SEE “RISK FACTORS” BEGINNING ON PAGE 4 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING OUR SECURITIES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     No person has been authorized by us to give any information or to make any representations about the offering of Common Stock made by this Prospectus other than the information and representations contained in this Prospectus. Accordingly, you should not rely on information outside of this Prospectus. This Prospectus is not an offer to sell or buy any security other than the Common Stock offered by this Prospectus; it is not an offer to sell or buy securities in any jurisdiction in which such offer is not qualified; and it is not an offer to buy or sell securities to any person to whom such offer would be unlawful. The information in this Prospectus is current as of the date of this Prospectus. Your receipt of this Prospectus does not mean that there has been no change in the affairs of JMAR Technologies, Inc. since the date of this Prospectus or that the documents which are incorporated by reference in this Prospectus are correct as of any date after the date of such documents.

The date of this Prospectus is _______, 2005

SUMMARY

     This summary highlights some information from this Prospectus, and it may not contain all of the information that is important to you. It is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes to the consolidated financial statements, incorporated by reference in this Prospectus. You should read the full text of, and consider carefully the more specific details contained in or incorporated by reference in this Prospectus.

JMAR TECHNOLOGIES, INC.

     JMAR Technologies, Inc. is a leading innovator in the development of laser-based equipment for imaging, analysis and fabrication at the nano-scale. We are leveraging over a decade of laser and photonics research to develop a diverse portfolio of products with commercial applications in rapidly growing industries while continuing to carry out research and development for the U.S. Defense Advanced Research Products Agency (DARPA) and support for the U.S. Government’s Defense Microelectronics Activity (DMEA) semiconductor fabrication facility. We are targeting the nanotechnology, bioscience and semiconductor industries with our BritelightTM laser; X-ray Light Source; Compact X-ray Microscope — for 3D visualization of single cells and polymers; and our X-ray Nano Probe — enabling interaction, analysis and modification at the nano-scale. We also develop, manufacture and market our BioSentryTM microorganism early warning system and maintain a strategic alliance for the production of the READ chemical sensor for homeland security, environmental and utility infrastructure industries.

     Prior to 2004, the principal focus of our new product development efforts was on our Collimated Plasma Lithography (“CPL”) technology. We have received substantial funding from the U.S. Defense Advanced Research Projects Agency (“DARPA”) to support our CPL development. However, we expect to receive no further government funding of our CPL activities. In 2004, we initiated a major shift in our business to focus on the development of three new products. The X-ray Microscope and X-ray Nano Probe rely on the substantial laser and X-ray source technology developed under the DARPA contracts. In the case of our BioSentry™ product, we have licensed key technology and invested our own funds in the development of this product. To date, we have received no revenues from these new products and we expect to continue to make significant expenditures in 2005 on the development of these new products before any significant revenues are received from these three new products. In the first quarter of 2005, we entered into a Technology Testing and Contingent Purchase Agreement with a San Diego-area water utility to place three Beta versions of our BioSentry™ product at its water treatment plant. We expect to enter into similar agreements with other prospective BioSentry™ customers in 2005 and, if such tests are successful, expect to receive orders for production units in the second half of 2005. We do not expect to sell production units of our X-ray Microscope and X-ray Nano Probe products until 2006.

     Our executive offices are located at 5800 Armada Drive, Carlsbad, California 92008 and our telephone number is (760) 602-3292.

RECENT TRANSACTIONS

Private Placement of Common Stock and Warrants (the “February 2005 Offering”):

On February 1, 2005, we entered into a Securities Purchase Agreement and completed the sale of $4 million of our Common Stock and Warrants to five institutional investors (the “February 2005 Investors”). Pursuant to the Securities Purchase Agreement, we issued a total of 3,225,807 shares of Common Stock (the “Offering Shares”) and Warrants (“Offering Warrants”) to purchase 1,209,679 shares of Common Stock to the Investors (the “Warrant Shares”). The Offering Warrants have an exercise price of $1.73 per share and a term of five years.

Payment to Financial Advisor:

In connection with the Closing of the February 2005 Offering, we paid Source Capital Group, Inc. (“Source Capital”) a fee of $100,000, plus Warrants (“Source Capital Warrants”) to purchase 108,871 shares of Common Stock (“Source Capital Warrant Shares”) in connection with their introduction of four of the February 2005 Investors. The Source Capital Warrants have an exercise price of $1.80 per share and a term of five years.

Amendments to Terms of Outstanding Preferred Stock:

Laurus Master Fund, Ltd. (“Laurus”) is the holder of all of the outstanding shares of our Series E, F, G and H Convertible Preferred Stock issued in January and February, 2004. No other shares of Preferred Stock are outstanding. The per share Stated Value of the Series E-H Convertible Preferred Stock is $10.00 per share and the total Stated Value of the outstanding Series E-H Convertible Preferred Stock is $8,850,000 as of March 31, 2005. The original terms of the Series E-H Preferred Stock provided for the payment of monthly redemption payments of $83,333 per month for the Series E Preferred Stock until January, 2006 and a total of $150,000 per month for Series F-H Preferred Stock until February, 2007, at which time the remaining balance of the Stated Value of the Series F-H Preferred Stock of $4.25 million was due (less amounts converted to Common Stock). On February 1, 2005, we entered into amendments with Laurus to amend our Series E, F, G and H Convertible Preferred Stock (the “Amendments”). The Amendments provide for 1) the deferral of approximately $3.8 million in monthly redemption payments, as follows: a) payments of the remaining 12 months of redemption payments (totaling $1 million) under the Series E Preferred Stock ($83,333 per month) are deferred until July, 2006, and b) the next 18 months of redemption payments (totaling $2.8 million) under the Series F, G and H Convertible Preferred Stock ($150,000 per month) are deferred until February, 2007; 2) the right to elect to pay the originally scheduled monthly redemption payments with shares of our Common Stock valued at a 15% discount to the then market price; and 3) the reduction in the conversion prices of the Series E-H Preferred Stock (originally ranging from $2.85 to $3.47) to $2.00 per share. As a result of the reduction in the conversion price to $2.00 per share, a total of 4,425,000 shares of Common Stock are issuable upon conversion of the Convertible Preferred Stock. The monthly redemption payments under the Series F-H Preferred Stock will recommence in August, 2006 until January, 2007, with the $2.8 million in deferred payments, plus the balance of approximately $4.25 million in the Stated Value of the Series F-H Preferred Stock all due in February, 2007 in cash, except to the extent that the Preferred Stock has been converted to Common Stock. All of the redemption payments are applied to reduce the Stated Value of the Preferred Stock. See “Description of Preferred Stock” below for additional terms of the Series E-H Preferred Stock.

As a result of the Amendment in February 2005, the Company will record an additional discount representing the difference between the fair value of the Preferred Stock immediately prior to and after the Amendment, which management has estimated to be approximately $1.1 million valued based on the Black-Scholes pricing model using the following assumptions: risk-free interest rate of 3.23 percent based on estimated yields of 2-year U.S. Treasury Securities; expected dividend yield of 0 percent; remaining contractual life of 2 years; and expected volatility of 108 percent. The volatility is based on JMAR’s historical stock prices for the past two years, consistent with the remaining contractual life of the Preferred Stock. This amount will be recorded during the first quarter of fiscal year 2005 as a reduction of Preferred Stock and amortized to Preferred Stock dividends over the earlier of the redemption payment period or the conversion dates.

PointSource License Agreement:

JMAR and PointSource Technologies, LLC (“PointSource”) entered into a License Agreement in January, 2005 granting us an exclusive license covering all PointSource patents and other intellectual property related to the manufacture and sale of scattered-radiation based products used to detect or classify microorganisms in water and other media. This technology is directly relevant to and may be used in our new BioSentry™ product. Pursuant to the License Agreement, PointSource also sold substantially all of its laboratory and engineering room equipment to us. The License Agreement provides for the payment by us of a royalty of 2.5% of the net sales of certain “licensed products” for a six year period, with the right to reduce the royalty to 1.25% after four years if we are no longer using the PointSource technology. The “Licensed Products” consist of any scattered-radiation-based product used to detect or classify microorganisms in water (including our BioSentry™ product) and any other product that is within the scope of the licensed PointSource patents. As additional consideration for the License Agreement, we also entered into a Securities Purchase Agreement providing for the issuance to PointSource of 520,000 shares of Common Stock (“PointSource Shares”) and Warrants (“PointSource Warrants”) to purchase 333,333 shares of Common Stock (“PointSource Warrant Shares”), with an exercise price of $1.38 per share, and a term of 5 years. PointSource was also granted the right to purchase additional shares in an amount equal to 1.66% of the shares sold in certain subsequent issuances by us on the same terms as such issuance. PointSource subsequently assigned this additional purchase right to its affiliates (“PointSource Investors”), together with 500,000 of the PointSource Shares and all of the PointSource Warrants. This purchase right must be exercised within 20 days after we give notice to the PointSource Investors of the completion of a securities issuance. This purchase right expires in July, 2006. As a result of the completion of the February 2005 Offering, the PointSource Investors were offered the right to purchase a total of 53,548 shares of Common Stock (“Additional Shares”) and Warrants to purchase 20,081 shares of Common Stock with an exercise price of $1.73 per share (“Additional Warrants”) for a total purchase price of $66,400. In mid-February, 2005, the PointSource Investors purchased the Additional Shares and Additional Warrants for $66,400.

Termination of LXT Purchase Agreement and Execution of New License Agreement:

In September, 2004, we entered into a Purchase Agreement with Gregory Quist and David Drake, dba The LXT Group (“LXT”), to purchase all of the assets of The LXT Group related to their continuous online real-time system for detecting microorganisms in water. Under the Original Purchase Agreement, the purchase was to be completed in early January, 2005, subject to the satisfaction of agreed-upon development and marketing milestones and other customary closing conditions. On February 21, 2005, the parties executed a Technology Transfer and License Agreement (the “License Agreement”) that terminates and replaces the original Purchase Agreement. The License Agreement provides for the transfer of all rights of Quist and Drake to JMAR of 1) the trademarks “BioScanner,” “BioSentry” and “CORTS”; 2) their rights, if any, in JMAR’s license agreement with NASA; 3) designs, software, lab notebooks, drawings, notes, algorithms, data and other documents and information related to the BioSentry system produced since the parties entered into their alliance on April 16, 2004; and 4) all books, records, manuals, data and other materials relating to the BioSentry system, except for certain professional books and published papers that Quist or Drake own.

The License Agreement also provides for the grant of an exclusive, perpetual, worldwide license by Quist and Drake to JMAR to make, use, import, sell, offer for sale, lease or otherwise dispose of products and services under the provisional patent application filed by Quist and Drake in January, 2004 and the utility patent application filed by Quist and Drake in January, 2005 with the United States Patent & Trademark Office entitled “Continuous On-Line Real-Time Surveillance System.” The scope of the license is limited to the use of light scattering for detection of microorganism contamination and other particles in water.

In consideration for the transfer of the rights and license of the technology described above, JMAR agreed to pay Quist and Drake a royalty equal to two percent (2%) of the gross revenue of any nature arising from the BioSentry system used for the detection of microorganisms in water regardless of the technology employed, commencing on the date JMAR receives the first dollar of CORTS revenue (the “Revenue Start Date”) and continuing until the seventh anniversary thereof. The royalty payments are payable on a quarterly basis within 45 days after the end of each quarter. The License Agreement also modified an outstanding $125,000 loan from JMAR to LXT to provide that it will no longer be secured by the LXT assets and to provide that it shall be satisfied solely from royalty payments generated from revenues received after the third anniversary of the Revenue Start Date and shall be repaid by payment of 50% of such royalty payments until repaid in full (the “Amended Loan”). The Amended Loan will accrue interest at the “prime rate” starting on April 2, 2005 until satisfied or discharged. In connection with the execution of the License Agreement, JMAR also entered into a Consulting Agreement for Technical and Other Services for the provision of consulting services to JMAR by LXT (the “Consulting Agreement”). Pursuant to the Consulting Agreement, JMAR agrees to engage LXT to perform at least 1100 hours of consulting services at the rate of $110 per hour until December 31, 2005, with the provision of and payment for a minimum of 50 hours of agreed-upon services in any month. This consulting obligation supersedes and replaces the prior agreement under the original Purchase Agreement to enter into three year employment agreements.

THE OFFERING

Common Stock (excluding shares issuable upon exercise of the Warrants)	3,799,355 shares

Common Stock underlying the Warrants	1,671,964 shares

Use of Proceeds	All proceeds from the sale of the Shares and the shares underlying the Warrants will be received by the Selling Stockholders for their own accounts. See “Use of Proceeds.”

Risk Factors	You should read the “Risk Factors” on page 5, as well as cautionary statements in this Prospectus, before investing in shares of our Common Stock.

RISK FACTORS

AN INVESTMENT IN THE COMMON STOCK OFFERED IN CONNECTION WITH THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS BEFORE MAKING AN INVESTMENT DECISION. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS COULD BE HARMED. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

OUR CONTINUING DECLINE IN REVENUES AND OUR NET AND OPERATING LOSSES ARE SIGNIFICANT AND COULD HAVE AN ADVERSE IMPACT ON OUR STOCK PRICE.

     Our revenues for the years ended December 31, 2002, 2003 and 2004, were $18,383,810, $ 17,296,508 and $10,059,839, respectively. Our net loss for 2002, 2003 and 2004 was $11,500,693, $3,278,463 and $5,632,140, respectively. Our new product development efforts will also lead to increased expenditures which will increase the amount of our losses. Failure to achieve significant sales of our new products in the future and continued losses will reduce our shareholder’s equity, could adversely impact the continued listing of our stock on the NASDAQ SmallCap Market, and could have a significant adverse impact on our stock price.

OUR CASH REQUIREMENTS ARE SIGNIFICANT AND IF WE DO NOT GENERATE SUFFICIENT FUNDS FROM OPERATIONS OR OBTAIN ADDITIONAL FINANCING WE MAY BE UNABLE TO CONTINUE OUR PRESENT PRODUCT DEVELOPMENT ACTIVITIES.

     Our cash requirements have been and will continue to be significant. Our cash used in operating activities for the years ended December 31, 2002, 2003 and 2004 was $4,371,112, $5,595,719 and $4,542,034, respectively. These negative cash flows are primarily related to losses from discontinued operations, recent operating losses and fluctuations in working capital items.

     We will continue to use cash in 2005 for 1) product research and development efforts, including BioSentry, X-ray Microscope and X-ray Nano Probe developments, and to acquire or license products, technologies or businesses; 2) corporate costs, primarily related to the cost of being a public company; 3) preferred stock dividends; and 4) other working capital needs. We completed a $4 million financing in February, 2005 and deferred approximately $3.8 million in redemption obligations under our outstanding Convertible Preferred Stock, but we may require additional financing to complete or accelerate the development of some of our high value emerging new products and for working capital requirements and Preferred Stock redemptions in 2006 or beyond. Under the original terms of the Convertible Preferred Stock, we were obligated to make redemption payments of $233,333 per month on the outstanding Series E-H Convertible Preferred Stock, except to the extent the Preferred Stock had been converted to Common Stock. In February, 2005, we entered into an agreement with the holder of the Preferred Stock to defer the payment of the remaining 12 monthly redemption payments (totaling $1 million) under the Series E Preferred Stock until July, 2006 and to defer the payment of the next 18 monthly redemption payments (totaling $2.8 million) under the Series F-H Preferred Stock until February, 2007. In addition to the $2.8 million in redemption payments under the Series F-H Preferred Stock due in February, 2007, an additional $4.25 million of the outstanding stated amount of the Series F-H Preferred Stock is due in February, 2007 in cash, except to the extent that the Preferred Stock has been converted into Common Stock. There can be no assurance that additional financing will be available when needed, or if available, will be done on favorable terms, or that our share price will be at a level such that the Preferred Stock is converted to Common Stock.

YOU WILL EXPERIENCE ADDITIONAL DILUTION IF THE COMPANY IS NOT SUCCESSFUL IN SELLING ITS NEW PRODUCTS IN 2005 AND 2006.

     We intend to continue to invest significant funds in our three new product development programs. If these new products do not result in significant commercial sales in 2005 and 2006, we will need to raise additional funds in order to continue our product development and sales and marketing activities and for other working capital needs. In such event, we would expect to seek to raise such capital through the sale of our equity securities, and, as a result, shareholders will experience significant further dilution.

THE FAILURE TO MAINTAIN SHAREHOLDERS’ EQUITY ABOVE $2.5 MILLION OR TO SUSTAIN A MINIMUM SHARE PRICE OF $1.00 PER SHARE COULD RESULT IN DELISTING OF OUR SHARES ON THE NASDAQ STOCK MARKET.

     As of December 31, 2004, our shareholders’ equity was $5,101,925. In order to retain our listing on the NASDAQ SmallCap Market, we are required to maintain no less than $2.5 million in stockholders’ equity. In February, 2005, we completed a $4 million private placement of our Common Stock and Warrants. Although our shareholders’ equity is currently well in excess of the $2.5 million minimum requirement to maintain our listing, continued losses without increases in equity could cause us to fall below this NASDAQ requirement, which would require us to come into compliance or face delisting. In order to maintain our listing on the NASDAQ SmallCap Market, we must also maintain a minimum bid price of $1.00 per share for at least 30 consecutive trading days. If the bid price falls below the $1.00 minimum for more than 30 trading days, we will have 180 days to satisfy the $1.00 minimum bid price for a period of at least 10 trading days. Our stock traded below this $1.00 minimum in the March-May, 2003 timeframe. The failure to maintain our listing on the NASDAQ SmallCap Market would have an adverse effect on our stock price.

OUR OUTSTANDING PREFERRED STOCK HAS A LIQUIDATION PREFERENCE OF $8,850,000, WHICH IS IN EXCESS OF OUR TOTAL STOCKHOLDERS’ EQUITY.

Our currently outstanding Convertible Preferred Stock has a total Stated Value of $8,850,000 as of March 31, 2005. Upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, the holders of Series E-H Preferred Stock are entitled to receive, before any payment or distribution shall be made on the Common Stock out of the assets of the Corporation available for distribution to the stockholders, the Stated Value per share of Series E-H Preferred Stock then outstanding and all accrued and unpaid dividends. In the event of a dissolution, liquidation or winding up of the Corporation, holders of Common Stock may lose their entire investment.

THE CONVERTIBLE NOTE AND PREFERRED STOCK ISSUED TO LAURUS CONTAIN DEFAULT PROVISIONS THAT WOULD RESULT IN INCREASED DILUTION IF WE BREACH OUR OBLIGATIONS TO MAKE PAYMENTS UNDER THOSE INSTRUMENTS.

     In 2003 and 2004, we completed several financings with Laurus Master Fund Ltd. (“Laurus”) involving the sale of Series A-H Convertible Preferred Stock and the establishment of a revolving Convertible Note. In 2003 and 2004, all of the Series A-D Convertible Preferred Stock were converted to shares of Common Stock. The conversion prices of the Convertible Note and the outstanding Series E-H Preferred Stock and the exercise prices of the Warrants held by Laurus are fixed, subject to adjustment only upon the default by us in our obligations under those instruments. As of February 1, 2005, no amounts were presently outstanding under the Convertible Note, but we are entitled to borrow up to $3 million under the Convertible Note from time to time based on the level of our eligible receivables. In the event of a default by us in the payment of principal and interest under the Convertible Note issued to Laurus or in the payment of the redemption amounts under the Series E-H Convertible Preferred Stock issued to Laurus, and after a required notice period during which we would have an opportunity to cure such default and the failure to cure such default, the fixed conversion prices of the Convertible Note and Preferred Stock will adjust to 80% of the average of the three lowest closing prices for our Common Stock during the 30 day period prior to a post-default conversion. The conversion price of the Convertible Note is $2.85 per share and the conversion price for each of the Series E-H Preferred Stock is $2.00 per share. In the event of such a default, you could, therefore, experience substantial dilution of your investment as a result of the conversion of our outstanding derivative securities

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY. AS A RESULT, WE MAY FAIL TO MEET OR EXCEED THE EXPECTATIONS OF SECURITIES ANALYSTS AND INVESTORS, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE.

     Our quarterly revenues and operating results have fluctuated in the past and may continue to vary from quarter to quarter due to a number of factors, including the risk factors set forth in this section. If our operating results do not meet the expectations of securities analysts or investors, our stock price may decline.

IF OUR PRODUCT DEVELOPMENT PROGRAMS ARE NOT SUCCESSFUL, IT WILL HARM OUR BUSINESS.

     The development of sophisticated laser-based systems and sensors, such as our BioSentry, X-ray Microscope and our X-ray Nano Probe products, is a lengthy and capital intensive process and is subject to unforeseen risks, delays, problems and costs. We have had limited success in past product development efforts, including achieving market acceptance of our Collimated Plasma Lithography (CPL) products and our efforts to establish a standard semiconductor products business. We cannot assure you that we will be able to successfully develop our new products, or that unanticipated technical or other problems will not occur which would result in delays in our development programs.

     Achieving market acceptance for our new products requires a significant effort to convince customers to adopt our products and technologies over other alternative products and technologies. In the case of each of our new product development efforts, this requires demonstrating that our products have superior performance to the alternative products and technologies and are more cost-effective. In addition to the expenditures required to complete and commercialize these products, this will require substantial technical, marketing and sales efforts and the expenditure of significant funds to create customer awareness of and demand for our products. We cannot assure you that our new products will achieve significant market acceptance in the future or will result in significantly increased levels of revenues.

WE DEPEND ON THIRD PARTY SUPPLIERS OF VARIOUS COMPONENTS FOR OUR EQUIPMENT BUSINESSES AND OUR BUSINESS WILL BE HARMED IF THE SUPPLY OF KEY COMPONENTS IS INTERRUPTED OR DISCONTINUED.

     Our Research and Vermont Operations and our Sensor Products Group (BioSentry) are dependent on third party suppliers for components used in the development and manufacture of our products. If certain key components are delayed or unavailable, we might have to reengineer our products, resulting in delays and increased costs, or we may have to pay other suppliers more to obtain those components, which could adversely affect our business. In addition, our cost models contemplate that multiple suppliers and greater volume purchases will bring down the manufacturing costs to make our new systems more competitively priced.

     Although we anticipate having multiple sources of supply for the components used in our future production systems, there are no assurances that additional suppliers will materialize. In particular, our X-ray Microscope and X-Ray Nano Probe products require certain X-ray optics called zone plates that are difficult and expensive to manufacture. We have identified suppliers of zone plates and have also initiated an effort to manufacture zone plates in-house. If we cannot obtain these zone plates when needed at an acceptable cost, then we will need to rely on other optics, which would involve additional re-engineering and related delays and additional costs which could adversely affect our business. Our BioSentry product development effort also relies on certain complex optics, such as a holographic optical element. If we cannot obtain these optics when needed at an acceptable cost, then we may have to redesign the product, which would involve additional re-engineering and related delays and additional costs which could adversely affect our business.

THE SUCCESS OF OUR BUSINESS IS DEPENDENT ON OUR ABILITY TO COMPETE EFFECTIVELY, PARTICULARLY AGAINST LARGER, MORE ESTABLISHED COMPANIES WITH GREATER RESOURCES.

     The markets for our products are highly competitive and are characterized by rapid technological change and evolving industry standards. For example, although we are not aware of any products in the market for detecting and classifying microorganisms similar to our BioSentry product, water utilities and other water industry customers currently employ other products and technologies, such as filters and ultraviolet disinfection systems, to remove or neutralize microorganisms from the water supply. Our X-ray Microscope and X-ray Nano Probe products provide alternative “soft” X-rays for the microscopy and materials processing markets. Currently, the intended users of soft x-rays must pay for time on large synchrotrons to perform their intended processes. Alternatively, for biological experimentation, other technologies are available, such as transmission electron microscopy, to perform the types of analyses performed by our new X-ray Microscope product. While we believe that our new X-ray products will provide certain functions that the current competitive products and technologies cannot provide (e.g., lower capital and operating expense; more rapid performance), there is a risk that our intended customers may not view these benefits as outweighing the features of established products and technologies (which include better resolution in the case of transmission electron microscopes or lower costs in the case of optical microscopes).

     Further development by others of new or improved products, processes or technologies may make our products obsolete or less competitive. Our ability to compete is dependent on our ability to continually enhance and improve our products and to successfully develop and market new products. Many of our competitors have greater financial, managerial and technical resources than we have. We cannot assure you that we will successfully differentiate ourselves from our competitors, that the relevant markets will consider our products to be superior to our competitors’ products or that we will be able to adapt to evolving markets and technologies, develop new products or achieve and maintain technological advantages.

WE HAVE RELIED ON FUNDING FROM THE U.S. DEPARTMENT OF DEFENSE FOR A SIGNIFICANT PORTION OF OUR RESEARCH AND DEVELOPMENT ACTIVITIES IN THE PAST AND EXPECT SIGNIFICANTLY LESS FUNDING OF OUR NEW PRODUCT DEVELOPMENTS FROM THE GOVERNMENT IN THE FUTURE.

     To date, our CPL development program has received in excess of $62 million in funding under DARPA contracts over the past 10 years, with $3.6 million and $3.7 million received in 2003 and 2004, respectively. Through the end of 2005, we expect that approximately 90 percent of our revenues will be derived as the prime contractor or subcontractor for government contracts. One of the contracts is issued to our Research Division by the U.S. Army Research Laboratory sponsored by DARPA for further development of our CPL system (DARPA Contract). In February, 2005, we received the last $3.5 million in funding under the DARPA Contract. No further program funding related to the DARPA Contract is included in the United States Government’s fiscal year 2005 budget and we expect no further funding under this contract after the receipt of the $3.5 million. We continue to receive funding from the Government under a separate DARPA/NAVAIR contract for the procurement of X-ray masks and for the fabrication of certain X-ray optics, including zone plate optics, to be used in our X-ray Microscope and X-ray Nano Probe product development programs. In addition, the technology services business of our Microelectronics Division, which performs services for a U.S. Government semiconductor fabrication facility, has received contract funding from a major defense contractor and expects to continue to receive similar funding in the future.

     The DOD’s overall budget, and our participation therein, is subject to reduction based upon a number of factors, including general budgetary constraints, shifting priorities of the specific governmental agency which sponsors the funding and our own performance under our contracts with the Government. We do not expect to receive funding from government sources at similar levels in the future. The Company is relying on the sale of its new products in 2006 and beyond, together with financing transactions to support continued product development and operations. To the extent we continue to invest in product development, these expenditures will increase our losses accordingly.

IF WE LOSE KEY PERSONNEL OR ARE UNABLE TO ATTRACT AND RETAIN ADDITIONAL, HIGHLY SKILLED PERSONNEL REQUIRED FOR THE EXPANSION OF OUR ACTIVITIES, OUR BUSINESS WILL SUFFER.

     Our success is substantially dependent on the efforts of certain key personnel. In particular, our new X-ray-based product development efforts rely on the skill of several key laser and laser plasma scientists and engineers and our BioSentry product development effort relies on the skills of several key technical personnel in the areas of scattered-light-based detection systems, algorithms used to interpret the results of scattered light and microorganism morphology, as well as personnel experienced in the water industry. The loss of such key personnel would adversely affect our business and prospects. In such event, we cannot assure you that we would be able to employ qualified persons on terms favorable to us. In seeking and retaining qualified personnel, we are required to compete with companies having greater financial and other resources than we have. Since our future success is dependent upon our ability to retain or attract qualified personnel, our failure to do so could have an adverse impact on our business.

ASSERTING, DEFENDING AND MAINTAINING INTELLECTUAL PROPERTY RIGHTS IS DIFFICULT AND COSTLY AND THE FAILURE TO DO SO COULD HARM OUR ABILITY TO COMPETE AND THE RESULTS OF OUR OPERATIONS.

     We rely, to a significant extent, on patents, trade secrets and confidentiality agreements to protect our proprietary technology. We cannot assure you as to the breadth or degree of protection which existing or future patents, if any, may afford us, or that patents will not be circumvented or invalidated, or that our products do not and will not infringe on patents or violate proprietary rights of others. In the event a patent infringement claim is asserted against us, or we are required to enforce our rights under an issued patent, the cost of such actions may be very high, whether or not we are successful. While we are unable to predict what such costs, if any, will be if we are obligated to pursue patent litigation, our ability to fund our operations and to pursue our business goals may be substantially impaired.

     Our BioSentry™ product uses scattered light to detect particles in fluids. This field is the subject of substantial patent activity. We recently entered into License Agreements with PointSource Technologies, The LXT Group and NASA, covering the license of technologies related to the BioSentry product area. Although JMAR believes that the patents and technology licensed from PointSource, LXT and NASA, as well as the technology that we have developed in-house, provide adequate coverage for our current BioSentry product, we can give you no assurances that the technologies that we want or need to use in the future in this field may not infringe on the patents or proprietary rights of others. If we need to use technologies owned by third parties in connection with our BioSentry products and cannot license them on reasonable terms, our ability to develop, manufacture and commercialize our BioSentry products will be adversely impacted, which would adversely affect our business and our stock price.

IF OUR OUTSTANDING OPTIONS AND WARRANTS ARE EXERCISED AND IF OUR PREFERRED STOCK IS CONVERTED IT WILL RESULT IN SUBSTANTIAL DILUTION.

     As of March 31, 2005, we had outstanding 35,179,282 shares of Common Stock, substantially all of which are freely tradable without restriction or further registration under the Securities Act. Affiliates may sell the shares they own pursuant to Rule 144, subject to certain notice filing and volume limitations.

     As of March 31, 2005, there were approximately 6,931,812 million shares of Common Stock subject to issuance upon exercise of outstanding options and warrants, including (i) warrants for a total of 1,440,000 shares issued to Laurus in connection with the issuance of our Convertible Note and our Series A-H Preferred Stock in 2003 and 2004, (ii) warrants for a total of 1,209,679 shares issued to certain of the Selling Stockholders (including Laurus) in the February 2005 Offering, (iii) warrants for 108,871 shares issued to Source Capital Group, Inc. in connection with the February 2005 Offering, and (iv) warrants for a total of 333,333 shares issued to the PointSource Investors in connection with the execution of a License Agreement in February, 2005.

     In February, 2005, our Series E-H Preferred Stock instruments were amended to, among other things, reduce the conversion prices to $2.00 per shares. Subject to a contractual limitation on total beneficial ownership by Laurus to 4.99% of our Common Stock (described below in footnote (6) of “Selling Stockholder”), the Preferred Stock is convertible into 4,425,000 shares of Common Stock. In addition, although no amounts are currently outstanding under the Convertible Note, subject to the same 4.99% ownership limitation, up to $3 million of indebtedness may be borrowed under the Convertible Note at any time (based on the level of eligible receivables) and may be converted to Common Stock.

     In connection with the February 2005 Offering, the February 2005 Investors were granted the right to purchase up to 30% of certain future offerings of our securities on the same terms as are offered in such future offerings. This right will continue until February, 2007. In connection with the PointSource License Agreement, the PointSource Investors were granted the right to purchase approximately 1.66% of certain completed offerings of our securities on the same terms as were offered in such future offerings. This purchase right must be exercised within 20 days after we give notice to the PointSource Investors of the completion of a securities offering. This right continues until July, 2006. As a result of the completion of the February 2005 Offering, the PointSource Investors were offered the right to purchase a total of 53,548 shares of Common Stock (“Additional Shares”) and Warrants to purchase 20,081 shares of Common Stock with an exercise price of $1.73 per share (“Additional Warrants”) for a total purchase price of $66,400. In mid-February, 2005, the PointSource Investors purchased the Additional Shares and Additional Warrants for $66,400.

     To the extent that outstanding options, warrants and other purchase rights are exercised prior to their expiration dates, additional funds will be paid into us at the expense of dilution to the interests of our stockholders. Moreover, the terms upon which we will be able to obtain additional equity capital may be adversely affected since the holders of outstanding options and warrants and other securities can be expected to exercise or convert them at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable to us than those provided in such securities. The sale of the shares issued upon exercise of our outstanding warrants and options and conversion of our Convertible Notes could adversely affect the market price of our Common Stock.

IF PRODUCT LIABILITY CLAIMS ARE BROUGHT WHICH EXCEED OUR LIABILITY INSURANCE LIMITS OUR BUSINESS WOULD BE HARMED.

     We may be exposed to potential product liability claims arising out of the use of our products. Although we maintain product liability insurance on our current products, we cannot assure you that such insurance will be sufficient to cover potential claims or that the present level of coverage will be available in the future at a reasonable cost. A partially or completely uninsured successful claim against us could have a material adverse affect on our business. There can be no assurance that as we complete the commercialization and introduction of new products that insurance will be available on economically favorable terms or in amounts adequate to cover the risks associated with these new products.

WE DO NOT PRESENTLY INTEND TO PAY CASH DIVIDENDS TO OUR SHAREHOLDERS.

     We have never paid cash dividends on our Common Stock and intend, for the foreseeable future, to retain our earnings, if any, to finance our business. Future dividend policy will depend on our earnings, capital requirements, financial condition, debt covenants and other factors considered relevant by our Board of Directors.

OUR ABILITY TO USE OUR ENTIRE NET OPERATING LOSS CARRYFORWARD IS LIMITED BY PRIOR CHANGES IN OWNERSHIP AND MAY BE FURTHER LIMITED IN THE FUTURE.

     We have federal net operating loss carryforwards of approximately $50 million. These NOLs expire incrementally through 2024. Realization of future tax benefits from utilization of our net operating loss carryforwards for income tax purposes is limited by changes in ownership in 1990, 1992 and 1993. Of the total NOLs, annual limitations of $695,000 apply to approximately $3.6 million of the NOLs and the balance is not subject to these annual limitations. In addition, the net operating losses of acquired companies are also subject to separate change of ownership limitations. Due to our taxable losses in the past three years, we have been unable to take advantage of the benefits of these NOLs. The realization of the benefits of these NOLs is dependent upon our recognition of taxable income in the future prior to the expiration of the NOLs.

IF WE ISSUE SHARES OF PREFERRED STOCK WITH GREATER RIGHTS THAN THE COMMON STOCK, IT COULD RESULT IN THE DECREASE IN MARKET PRICE OF THE COMMON STOCK AND COULD DELAY OR PREVENT A CHANGE IN CONTROL OF US.

     Our Board of Directors is authorized to issue up to 5,000,000 shares of Preferred Stock, of which 885,000 shares of Series E-H Preferred Stock were outstanding as of March 31, 2005. As a result of prior issuances of a total of 1,450,000 shares of Preferred Stock that were subsequently converted into Common Stock, a total of 2,665,000 shares of Preferred Stock are available for issuance in the future. Our Board of Directors has the power to establish the dividend rates, liquidation preferences, voting rights, redemption and conversion terms and privileges with respect to any series of Preferred Stock. The issuance of any shares of Preferred Stock having rights superior to those of the Common Stock may result in a decrease in the value or market price of the Common Stock. Holders of Preferred Stock may have the right to receive dividends, certain preferences in liquidation and conversion rights. The issuance of Preferred Stock could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of us without further vote or action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock.

FORWARD-LOOKING STATEMENTS

     This Prospectus contains and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about us. You can identify these forward-looking statements by forward-looking words such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” and similar expressions in this Prospectus.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this Prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

USE OF PROCEEDS

     The shares of Common Stock are being registered by this Registration Statement to enable the Selling Stockholders to publicly sell these shares should they choose to do so in the future. We will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

DESCRIPTION OF COMMON STOCK

     Our authorized capital stock presently consists of 80,000,000 shares of Common Stock, $.01 par value per share, and 5,000,000 shares of Preferred Stock, $.01 par value per share. As of March 31, 2005, there were 35,179,282 shares of Common Stock and 885,000 shares of Preferred Stock issued and outstanding. As of March 31, 2005, there were approximately 10,400 record holders of our Common Stock.

     The holders of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders. The holders of Common Stock are entitled to cumulative voting rights with respect to the election of directors and may cast as many votes for directors as equals the number of shares of Common Stock held by that shareholder multiplied by the number of directors to be elected. Subject to preferences that may be applicable to any then-outstanding shares of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefore. In the event of our liquidation, dissolution or winding up, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then-outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock issuable upon exercise of Warrants held by the Selling Stockholders will be, fully paid and non-assessable.

     Computershare Trust Company, Inc. acts as transfer agent and registrar for our Common Stock.

SHAREHOLDER RIGHTS PLAN

     Each share of Common Stock has associated with it one right to purchase one one-thousandth of a share of our Junior Participating Preferred Stock for $25.00, subject to adjustment. The terms of the rights are set forth in a Rights Agreement dated as of February 12, 1999, between us and Computershare Trust Company, Inc., as Rights Agent. Prior to the occurrence of certain specified future events, the rights are not exercisable and will not be represented by separate certificates and will be transferable with and only with the associated Common Stock.

     Pursuant to the Rights Agreement, in the event that, among other things, a third party acquires beneficial ownership of 15% or more of the outstanding shares of the Common Stock, each holder of rights will be entitled to purchase securities of us or of an acquiring company having a market value equal to two times the purchase price thereof. In addition, rights held by an Acquiring Person (as defined in the Rights Agreement) will become null and void, nontransferable and nonexercisable.

     Subject to certain limitations, we may redeem the rights in whole, but not in part, at a price of $0.0001 per right. We may also exchange one share of Common Stock for each right. The rights will expire on February 12, 2009, unless earlier redeemed or exchanged by us.

     Our Rights Plan may have the effect of discouraging unsolicited takeover attempts. The foregoing summary of certain terms of the rights does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Rights Agreement, a copy of which is on file with the Securities and Exchange Commission.

DELAWARE ANTI-TAKEOVER LAW AND CHARTER PROVISIONS

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of the corporation’s voting stock.

     The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

LIMITATION ON DIRECTOR’S LIABILITY

     Our certificate of incorporation limits the liability of our directors or stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for monetary damages for breach of a director’s fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of Delaware law or (iv) for any transaction from which the director derived an improper personal benefit.

     The inclusion of this provision in our certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders.

     Our Bylaws require us to indemnify our officers and directors against liabilities incurred by them while acting in such capacities if the officer or director establishes that he or she acted in good faith and in a manner he or she reasonably believed was in or not opposed to our best interests. We have also entered into Indemnification Agreements with each of our directors and executive officers providing for similar indemnification rights.

DESCRIPTION OF PREFERRED STOCK

     Our certificate of incorporation authorizes us to issue up to 5,000,000 shares of Preferred Stock in one or more series. As of March 31, 2005, 885,000 shares of Series E-H Convertible Preferred Stock were issued and outstanding and owned by Laurus Master Fund, Ltd. (“Laurus”), one of the Selling Stockholders included herein. No other shares of Preferred Stock are outstanding. As a result of prior issuances of a total of 1,450,000 shares of Preferred Stock that were subsequently converted into Common Stock, a total of 2,665,000 shares of Preferred Stock are available for issuance in the future. The Series E-H Preferred Stock has a per share Stated Value of $10.00 per share, with an aggregate Stated Value of $8,850,000 as of March 31, 2005. The Series E Convertible Preferred Stock accrues dividends at the rate of 8% per annum and the Series F-H Convertible Preferred Stock accrue dividends at the “prime rate,” adjusted monthly. The dividends are payable monthly.

     The original terms of the Series E-H Preferred Stock provided for the payment of monthly redemption payments of $83,333 per month for the Series E Preferred Stock until January, 2006 and a total of $150,000 per month for Series F-H Preferred Stock until February, 2007, at which time the remaining balance of the Stated Value of the Series F-H Preferred Stock of $4.25 million was due (less amounts converted to Common Stock). On February 1, 2005, we entered into amendments with Laurus to amend our Series E, F, G and H Convertible Preferred Stock (the “Amendments”). The Amendments provide for 1) the deferral of approximately $3.8 million in monthly redemption payments, as follows: a) payments of the remaining 12 months of redemption payments (totaling $1 million) under the Series E Preferred Stock ($83,333 per month) are deferred until July, 2006, and b) the next 18 months of redemption payments (totaling $2.8 million) under the Series F, G and H Convertible Preferred Stock ($150,000 per month) are deferred until February, 2007; 2) the right to elect to pay the originally scheduled monthly redemption payments with shares of our Common Stock valued at a 15% discount to the then market price; and 3) the reduction in the conversion prices of the Series E-H Preferred Stock (originally ranging from $2.85 to $3.47) to $2.00 per share. As a result of the reduction in the conversion price to $2.00 per share, a total of 4,425,000 shares of Common Stock are issuable upon conversion of the Convertible Preferred Stock. The monthly redemption payments under the Series F-H Preferred Stock will recommence in August, 2006 until January, 2007, with the $2.8 million in deferred payments, plus the balance of approximately $4.25 million in the Stated Value of the Series F-H Preferred Stock all due in February, 2007 in cash, except to the extent that the Preferred Stock has been converted to Common Stock. All of the redemption payments are applied to reduce the Stated Value of the Preferred Stock.

     Our Board of Directors, however, has the authority without shareholder consent, subject to certain limitations imposed by law or our bylaws, to issue one or more series of Preferred Stock at any time. The rights, preferences and restrictions of the Preferred Stock of each series will be fixed by the certificate of designation relating to each series. Our Board of Directors, without stockholder approval, may issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. If we issue Preferred Stock, it may have the effect of delaying, deferring or preventing a change of control.

SELLING STOCKHOLDERS

     The shares of Common Stock being offered by the Selling Stockholders are those previously issued to the Selling Stockholders and those issuable to the Selling Stockholders upon exercise of warrants held by the Selling Stockholders. The Selling Stockholders consist of (i) the “February 2005 Investors” (as defined above in “Private Placement of Common Shares and Warrants”), (ii) affiliates of Source Capital Group, Inc. (“Source Capital”), and (iii) the “PointSource Investors” (as defined above in “PointSource License Agreement”). We are registering the shares of Common Stock in order to permit the Selling Stockholders to offer the shares for resale from time to time. Except for (i) the ownership by Laurus of our Preferred Stock and Convertible Note, (ii) the License Agreement between us and PointSource, (iii) the engagement agreement with Source Capital pursuant to which it was paid $100,000 and issued a Warrant for 108,871 shares (all of which Warrants were assigned to the affiliates of Source Capital included herein), and (iv) the shares of Common Stock and the Warrants registered for resale by the Selling Stockholders under this Registration Statement, neither the Selling Stockholders nor any of their respective affiliates have or have had any position, office or other material relationship with us or any of our predecessors or affiliates within the past three years.

     The table below lists the Selling Stockholders and other information regarding the beneficial ownership of the shares of Common Stock by each of the Selling Stockholders. The second column lists the number of shares of Common Stock beneficially owned by each Selling Stockholder, based on its ownership of the shares of Common Stock and the Warrants, as of March 31, 2005, assuming exercise of the Warrants held by the Selling Stockholders on that date, without regard to any limitations on exercise. The third column lists the shares of Common Stock being offered by this Prospectus by the Selling Stockholders. The term “Selling Stockholders” includes the stockholders stated below and their transferees, assignees, pledgees, donees or other successors.

     In accordance with the terms of several Registration Rights Agreements with the holders of the Shares and Warrant Shares registered hereunder, this Prospectus generally covers the resale of that number of shares of Common Stock equal to the number of shares of Common Stock issued to the Selling Stockholders and the shares of Common Stock issuable upon exercise of the related warrants, determined as if the outstanding warrants were exercised, as applicable, in full, in each case, as of the trading day immediately preceding the date this Registration Statement was initially filed with the SEC. The fourth column assumes the sale of all of the shares offered by the Selling Stockholders pursuant to this Prospectus and that the Selling Stockholders acquire no additional shares of Common Stock before completion of this offering.

     Under the terms of the Warrants issued to those Selling Stockholders who participated in the February 2005 Offering , such Selling Stockholders may not exercise the Warrants, to the extent such exercise would cause any such Selling Stockholder, together with its affiliates, to beneficially own a number of shares of Common Stock which would exceed 4.99% of our then outstanding shares of Common Stock following such exercise, excluding for purposes of such determination shares of Common Stock issuable upon exercise of the Warrants which have not been exercised. The Preferred Stock and Warrants issued to Laurus in 2003 and 2004 also contain provisions that restrict the right of Laurus to convert or exercise such securities to the extent such conversion or exercise would cause Laurus, together with its affiliates, to beneficially own more than 4.99% of our then outstanding shares of Common Stock following such conversion or exercise, excluding for purposes of such determination shares of Common Stock issuable upon exercise of warrants which have not been exercised or Preferred Stock which has not been converted. The PointSource Warrants and the Source Capital Warrants have no ownership limitations on the rights of the holders to exercise their respective Warrants. The number of shares in the second and fourth columns and the percentage ownership in the fifth column do not reflect the effect of these ownership limitations.

The Selling Stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

			Maximum Number of
	Number of Shares		Shares Offered	Number of Shares		Percentage
	Beneficially Owned		Pursuant to this	Owned After		Ownership After
Name of Selling Stockholder	Prior to Offering		Prospectus	Offering		Offering
Portside Growth & Opportunity Fund (1)(5)	1,108,872		1,108,872	0		0

Smithfield Fiduciary LLC (2)(5)	554,436		554,436	0		0

Bluegrass Growth Fund, LP (3)(5)	443,549		443,549	0		0

Bluegrass Growth Fund, Ltd. (4)(5)	110,887		110,887	0		0

Laurus Master Fund, Ltd. (5)(6)	8,082,742	(7)(8)	2,217,742	5,865,000	(7)(8)	14.3%

W. Todd Coffin (9)	92,540		92,540	0		0

Bruce Ryan (9)	7,349		7,349	0		0

Russ Newton (9)	7,349		7,349	0		0

David Harris (9)	1,633		1,633	0		0

PointSource Technologies, LLC (10)	20,000		20,000	0		0

Salah Hassanein Trust (10)(11)	227,376		227,376	0		0

Robert A. Naify Living Trust (10)(12)	227,375		227,375	0		0

Marshall Naify Revocable Trust (10)(13)	227,375		227,375	0		0

		Maximum Number of
	Number of Shares	Shares Offered	Number of Shares	Percentage
	Beneficially Owned	Pursuant to this	Owned After	Ownership After
Name of Selling Stockholder	Prior to Offering	Prospectus	Offering	Offering
Pequot Capital Management, Inc. (10)(14)	54,417	54,417	0	0

Nob Hill Capital Partners, L.P. (10)(15)	170,419	170,419	0	0

		5,471,319

(1) Includes 302,420 shares issuable upon exercise of Warrants. Ramius Capital Group, LLC (“Ramius Capital”) is the investment adviser of Portside Growth & Opportunity Fund (“Portside”) and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S& Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark and Strauss disclaim beneficial ownership of these securities.

(2) Includes 151,210 shares issuable upon exercise of Warrants. Highbridge Capital Management, LLC (“Highbridge”), is the trading manager of Smithfield Fiduciary LLC (“Smithfield”) and consequently has voting control and investment discretion over the shares of Common Stock held by Smithfield. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge and Messrs. Dubin and Swieca disclaims beneficial ownership of the shares held by Smithfield.

(3) Includes 120,968 shares issuable upon exercise of Warrants. Brian Shatz has voting control and investment discretion over securities held by Bluegrass Growth Fund, LP. Mr. Shatz disclaims beneficial ownership of the Common Stock held by Bluegrass Growth Fund, LP.

(4) Includes 30,242 shares issuable upon exercise of Warrants. Brian Shatz has voting control and investment discretion over securities held by Bluegrass Growth Fund, Ltd. Mr. Shatz disclaims beneficial ownership of the Common Stock held by Bluegrass Growth Fund, Ltd.

(5) Pursuant to the Securities Purchase Agreement entered into in connection with the February 2005 Offering, Portside Growth & Opportunity Fund, Smithfield Fiduciary LLC, Bluegrass Growth Fund, LP, Bluegrass Growth Fund, Ltd. and Laurus Master Fund, Ltd. (the “February 2005 Investors”) were granted the right to purchase an aggregate of 30% of any future issuances of our securities on the same terms as the proposed offering, which right shall be allocated among the February 2005 Investors in proportion to their participation in the February 2005 Offering.

(6) Laurus Master Fund, Ltd. has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by it, except that Laurus Capital Management, LLC, a Delaware limited liability company, may be deemed a control person of the shares owned by Laurus. David Grin and Eugene Grin are the principals of Laurus Capital Management, LLC. Laurus Capital Management, LLC, David Grin and Eugene Grin disclaim beneficial ownership of the shares held by Laurus.

(7) Laurus’ beneficial ownership is 4.99% as determined under Rule 13d-3 under the Securities Exchange Act of 1934. Laurus has contractually agreed to two separate beneficial ownership limitations that restrict the conversion or exercise of all JMAR securities held by Laurus. Laurus has agreed that none of the JMAR securities held by Laurus may be converted or exercised to the extent that conversion or exercise of those securities would result in Laurus, together with its affiliates, beneficially owning in excess of 4.99% of the number of shares of our Common Stock outstanding at that time. Laurus may cause this 4.99% limitation to expire by providing us 75 days advance notice of its intention to do so. This 4.99% limitation does not preclude conversion of the Series E-H Preferred Stock, Convertible Note or exercise of the Warrants over time, so long as Laurus’ beneficial ownership of our Common Stock, together with its affiliates, does not exceed the 4.99% limitation amount at any time. This 4.99% limitation automatically becomes void upon an event of default under the Convertible Note. Laurus has also agreed that none of the JMAR securities held by Laurus shall be converted or exercised to the extent that conversion of those securities would result in Laurus, together with its affiliates, beneficially owning more than 4,769,535 shares of our Common Stock (approximately 19.9% of our outstanding number of shares as of March, 2003), unless and until we obtain stockholder approval in accordance with NASDAQ corporate governance rules, or an exemption from the applicable provision of NASDAQ corporate governance rules. For purposes of this limitation, all shares that have been issued upon conversion or exercise of the JMAR securities held by Laurus and sold by Laurus are not included in this calculation of beneficial ownership.

(8) If the 4.99% ownership limitations were not operative, Laurus would have beneficial ownership of (i) 1,612,903 shares of Common Stock owned by Laurus, (ii) 604,839 shares of Common Stock issuable upon exercise of the Warrants issued in the February 2005 Offering, (iii) 1,440,000 shares of Common Stock issuable pursuant to exercise of the Warrants issued in connection with the issuance of Series A-H Preferred Stock, and (iv) 4,425,000 shares of Common Stock issuable upon conversion of Series E-H Convertible Preferred Stock. If all derivative securities held by Laurus were freely exercisable and convertible within 60 days, the total of 8,082,742 shares of Common Stock would represent beneficial ownership of 19.4% of our Common Stock.

(9) All shares are issuable upon exercise of Warrants. Mr. Coffin is Managing Director, Mr. Ryan is Vice Chairman, Mr. Newton is Chairman and Mr. Harris is President of Source Capital Group, Inc. Source Capital acted as a financial advisor to us in connection with the February 2005 Offering.

(10) Each of these holders is an affiliate of PointSource Technologies, LLC and is an assignee of a portion of the shares of Common Stock and all of the Warrants sold to PointSource Technologies, LLC. pursuant to the License Agreement entered into with us in January, 2005. These holders have also been granted the right to purchase additional shares in an amount equal to approximately 1.66% of the shares sold in certain subsequent issuances by us, on the same terms as such issuance. This purchase right expires in July, 2006. As a result of the completion of the February 2005 Offering, the PointSource Investors were offered the right to purchase a total of 53,548 shares of Common Stock (“Additional Shares”) and Warrants to purchase 20,081 shares of Common Stock with an exercise price of $1.73 per share (“Additional Warrants”) for a total purchase price of $66,400. In mid-February, 2005, the PointSource Investors purchased the Additional Shares and Additional Warrants for $66,400. These 73,629 shares are included in the above table.

(11) Includes 88,601 shares issuable upon exercise of Warrants. Salah Hassanein is the trustee of the Salah Hassanein Trust, dated May 14, 1996.

(12) Includes 88,601 shares issuable upon exercise of Warrants. Robert A. Naify is the trustee of the Robert A. Naify Living Trust dated February 8, 1991.

(13) Includes 88,601 shares issuable upon exercise of Warrants. Michael Naify is the trustee of the Marshall Naify Revocable Trust.

(14) Shares beneficially owned by Pequot Capital Management, Inc. represent 54,417 shares held of record by Pequot Willow Creek Partners, L.P., of which 21,204 shares are underlying Warrants for Common Stock. Pequot Capital Management, Inc. is the investment manager to Pequot Willow Creek Partners, L.P., exercising sole voting, investment and dispositive power for all shares held of record by Pequot Willow Creek Partners, L.P. Arthur J. Samberg is sole shareholder of Pequot Capital Management, Inc. and has the sole voting and investment control of Pequot Capital Management, Inc. Mr. Samberg disclaims beneficial ownership of the shares held for Pequot Capital Management, Inc.

(15) Includes 66,407 shares issuable upon exercise of Warrants. Stephen R. Mittel is the General Partner of Nob Hill Capital Partners, L.P., and has sole voting and investment control of Nob Hill Capital Partners, L.P. Mr. Mittel disclaims beneficial ownership of the shares held by Nob Hill Capital Partners, L.P.

PLAN OF DISTRIBUTION

     We are registering the shares of Common Stock previously issued and the shares of Common Stock issuable upon exercise of the Warrants to permit the resale of these shares of Common Stock by the holders of the Common Stock and Warrants from time to time after the date of this Prospectus. We will not receive any of the proceeds from the sale by the Selling Stockholders of the shares of Common Stock. We will bear all fees and expenses incident to our obligation to register the shares of Common Stock.

     The Selling Stockholders and any of their pledgees, donees, transferees, assignees and successors in interest may sell all or a portion of the shares of Common Stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of Common Stock are sold through underwriters or broker-dealers, the Selling Stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of Common Stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

          •    on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

          •    in the over-the-counter market;

          •    in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

          •    through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

          •    ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

          •    block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

          •    purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

          •    an exchange distribution in accordance with the rules of the applicable exchange;

          •    privately negotiated transactions;

          •    to cover short sales made after the date that the registration statement of which this Prospectus is a part is declared effective by the Commission;

          •    sales pursuant to Rule 144;

          •    broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

          •    a combination of any such methods of sale; and

          •    any other method permitted pursuant to applicable law.

     If the Selling Stockholders effect such transactions by selling shares of Common Stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Stockholders or commissions from purchasers of the shares of Common Stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of Common Stock or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of Common Stock in the course of hedging in positions they assume. The Selling Stockholders may also sell shares of

Common Stock short and deliver shares of Common Stock covered by this Prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Stockholders may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares.

     The Selling Stockholders may pledge or grant a security interest in some or all of the warrants or shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this Prospectus or any amendment to this Prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this Prospectus. The Selling Stockholders also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus.

     The Selling Stockholders and any broker-dealer participating in the distribution of the shares of Common Stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of Common Stock is made, a Prospectus Supplement, if required, will be distributed which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

     Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

     There can be no assurance that any Selling Stockholder will sell any or all of the shares of Common Stock registered pursuant to the shelf registration statement, of which this Prospectus forms a part.

     The Selling Stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the Selling Stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.

     We will pay all expenses of the registration of the shares of Common Stock pursuant to the Registration Rights Agreements, estimated to be $20,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a Selling Stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the Selling Stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the Registration Rights Agreements, or the Selling Stockholders will be entitled to contribution. We may be indemnified by the Selling Stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the Selling Stockholders specifically for use in this Prospectus, in accordance with the related Registration Rights Agreements, or we may be entitled to contribution.

     Once sold under the shelf Registration Statement, of which this Prospectus forms a part, the shares of Common Stock will be freely tradable in the hands of persons other than our affiliates.

EXPERTS

     The consolidated financial statements and schedules of JMAR Technologies, Inc. as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, incorporated by reference in this

Prospectus and the registration statement, have been audited by Grant Thornton LLP, independent registered public accounting firm, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

     The legality of the Securities offered hereby is being passed upon for us by Joseph G. Martinez, Esq., our Senior Vice President and General Counsel. Mr. Martinez is an executive officer of JMAR and has beneficial ownership of 156,262 shares of our Common Stock.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our filings are available to the public over the internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Information concerning us is also available for inspection at the offices of the Nasdaq Stock Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006. Our filings are also available on our website at http://www.jmar.com.

     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this Prospectus until the termination of the offering:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

•	Current Report on Form 8-K filed on January 13, 2005;

•	Current Report on Form 8-K filed on February 1, 2005;

•	Current Report on Form 8-K filed on February 7, 2005;

•	Current Report on Form 8-K filed on February 10, 2005;

•	Current Report on Form 8-K filed on February 18, 2005;

•	Current Report on Form 8-K filed on February 25, 2005;

•	Current Report on Form 8-K filed on March 4, 2005;

•	Current Report on Form 8-K filed on March 7, 2005;

•	Current Report on Form 8-K filed on March 30, 2005;

•	The description of our Common Stock contained in our registration statement on Form 8-A, filed on April 3, 1990, including any amendment or report filed for the purpose of updating the description; and

•	The description of our Preferred Share Purchase Rights contained in our registration statement on Form 8-A filed on March 8, 1999.

     You should rely only on the information contained in or incorporated by reference in this Prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this Prospectus is accurate as of any date other than the date on the front of this document. This Prospectus is part of a registration statement on Form S-3 filed with the SEC under the Securities Act of 1933. This Prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about us and our Common Stock. You may request a copy of any and all information that has been incorporated by reference in this Prospectus at no cost. Please direct your requests in writing or by telephone to:

JMAR Technologies, Inc.
5800 Armada Drive
Carlsbad, California 92008
Attention: Dennis Valentine
(760) 602-3292

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16. EXHIBITS

EXHIBIT
NO.	DESCRIPTION

4.1(1)	Form of Common Stock Certificate

4.2(2)	Rights Agreement, dated as of February 12, 1999 between JMAR Technologies, Inc. and American Securities Trust & Transfer, Inc., including the Certificate of Designations, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively.

4.3 (4)	Form of Warrant, dated as of January 25, 2005, issued to the assignees of PointSource Technologies, LLC

4.4 (3)	Form of Warrants issued on February 1, 2005 to Portside Growth & Opportunity Fund, Smithfield Fiduciary LLC, Bluegrass Growth Fund, LP, Bluegrass Growth Fund, Ltd., and Laurus Master Fund, Ltd.

4.5 (4)	Form of Warrant issued to affiliates of Source Capital Group, Inc.

4.6 (3)	Registration Rights Agreement, dated February 1, 2005, between JMAR Technologies, Inc. and Portside Growth & Opportunity Fund, Smithfield Fiduciary LLC, Bluegrass Growth Fund, LP, Bluegrass Growth Fund, Ltd., and Laurus Master Fund, Ltd.

4.7 (4)	Registration Rights Agreement, dated as of January 25, 2005, between JMAR Technologies, Inc. and PointSource Technologies, LLC.

5.1	Opinion of Joseph G. Martinez, Esq., Vice President and General Counsel of the Company

23.1	Consent of Joseph G. Martinez is included in Exhibit 5.1 hereto.

23.2	Consent of Grant Thornton LLP.

24.1 (4)	Power of Attorney.

(1)	Incorporated by reference to the exhibit filed with the Company’s Registration Statement on Form S-1 (No. 33-47390) filed on April 22, 1992 and amended November 23, 1992, January 11, 1993, January 27, 1993, February 9, 1993, February 11, 1993, February 12, 1993 and declared effective on February 16, 1993.

(2)	Incorporated by reference to the exhibit filed with the Company’s Form 8-A filed on March 8, 1999.

(3)	Incorporated by reference to the exhibit filed with the Company’s Form 8-K filed on February 7, 2005.

(4)	Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carlsbad, State of California, on the 7th day of April, 2005.

JMAR TECHNOLOGIES, INC.
By:	/s/ JOSEPH G. MARTINEZ
Joseph G. Martinez
Senior Vice President and General Counsel

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on April 7, 2005, in the capacities indicated.

Signature	Title

*/s/ VERNON H. BLACKMAN	Chairman of the Board and Director

Vernon H. Blackman

/s/ RONALD A. WALROD	Chief Executive Officer, President and Director

Ronald A. Walrod

/s/ DENNIS E. VALENTINE	Chief Financial Officer and Principal Accounting Officer

Dennis E. Valentine

*/s/ C. NEIL BEER	Director

C. Neil Beer

*/s/ CHARLES DICKINSON	Director

Charles Dickinson

*/s/ JOHN S. MARTINEZ	Director

John S. Martinez

*/s/ EDWARD P. O’SULLIVAN II	Director

Edward P. O’Sullivan II

*/s/ BARRY RESSLER	Director

Barry Ressler

*By:	/s/ JOSEPH G. MARTINEZ

Joseph G. Martinez
Attorney-In-Fact